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             October 17, 2023

       Rory Riggs
       Chief Executive Officer
       Cibus, Inc.
       6455 Nancy Ridge Drive
       San Diego, CA 92121


                                                        Re: Cibus, Inc.
                                                            Form 8-K/A filed
June 29, 2023
                                                            File No. 001-38161

       Dear Rory Riggs:

              We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




             Sincerely,


             Division of Corporation Finance

             Office of Industrial Applications and

             Services